

CORRECTED
August 21, 2013

<u>Via Email</u>
Dennis J. Block
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, NY 10166

Andrew Langham
Assistant General Counsel
Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

> **Re: Dell Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 16, 2013 by Icahn Enterprises L.P., Southeastern Asset**
> **   Management, Inc. and Longleaf Partners Fund**
> **File No. 000-17017**

Gentlemen:

We have reviewed your filing and have the following comments. Some of our comments may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, and the information you provide in response to these comments, we may have additional comments.

<u>Proposal No. 1 – Election of Directors, page 1</u>

1.   We note that the participants intend to nominate 12 directors but note Dell has reduced the total number of authorized directors from 12 to 11 as of August 2013. Dell also intends to further reduce the board size to 10 directors at the time of the annual meeting. Please revise to state whether you intend to solicit proxies for all 12 director nominees even though the board may consist of only 10 director positions. To the extent that proxy authority to vote for more than 10 directors is sought, please specify the conditions that must be present in order for the proxy to not be voted as instructed. See Rule 14a-4(e).

Dennis J. Block
Greenberg Traurig, LLP
Andrew Langham
Icahn Capital L.P.
August 21, 2013
Page 2

2.   You have reserved the right to vote for unidentified substitute nominees. Please advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that: (1) identifies the substitute nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

3.   Please expand the business background of the director nominees to disclose the dates in which the nominees worked for their previous employers. See Item 7(b) of Schedule 14A. In this respect, it is unclear when and in what capacities Jonathan Christodoro worked in prior to joining Icahn Capital L.P. Further, it is unclear what the principal occupation was for Mr. Meyers from 2010 to 2012, for Mr. Ninivaggi from July 2009 to April 2010 and for Mr. Silver from 2007 to the present. Finally, it is unclear how long Mr. Singh has worked for Telcom Ventures, LLC. Please revise accordingly.

4.   Please summarize the specific plans for which the nominees intend to advocate in order to capitalize upon the "opportunities to unlock stockholder value" referenced in the letter to stockholders.

5.   Please update the information regarding the action in the Court of Chancery of the State of Delaware to reflect the proceeding held on August 16, 2013.

6.   Explain to us, with a view toward revised disclosure, the legal basis upon which the participants rely to "reserve the right to vote some or all of their shares for some or all of Dell's director nominees…"

7.   Please revise to indicate whether or not the successful election of your nominees to a majority or more of the open positions on the Dell Board of Directors will result in any "change of control" payments to Dell officers and/or directors.

Voting Procedures, page 7

8.   We note that the proxy card allows investors to vote "for", "against" or "abstain" in the election of the director nominees. The proxy card in Dell's proxy statement only allows investors to vote "for" or "withhold" their votes. Dell's proxy statement indicates that in the case of a contested election in which a plurality voting standard applies stockholders will not be able to abstain from voting in the election of directors. Please revise to explain the effect of voting against or abstaining on the gold proxy card specifically with respect to the election of directors.

Dennis J. Block
Greenberg Traurig, LLP
Andrew Langham
Icahn Capital L.P.
August 21, 2013
Page 3

Broker Non-Votes, page 8

9.   The disclosure states that broker non-votes will be counted as present for purposes of determining a quorum at the annual meeting. Dell's proxy statement states on page 8 that broker non-votes will not be counted for purposes of determining whether a quorum exists. Please advise us as to why you believe that the broker non-votes will be counted as present for purposes of determining a quorum.

Solicitation of Proxies, page 9

10.   We note that you plan on soliciting proxies by mail, telephone, facsimile, telegraph, Internet, e-mail, newspapers and other publications of general distribution and in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

11.   Further to our comment above, please inform us of whether you also plan to solicit proxies via social media and any internet chat rooms, and advise us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for such online communications. In addition, to the extent the participants intend to rely upon Rule 14a-12 to make solicitations in and through these online forums, please advise us how the participants intend to comply with the legend requirement contained within Rule 14a-12(a)(1)(ii).

Other Information, page 10

12.   Security holders have been referred to information in Dell's proxy statement for the annual meeting that you are otherwise required to provide. We presume that you are relying upon Rule 14a-5(c) to fulfill the disclosure obligation. If so, please note that reliance upon Rule 14a-5(c) before Dell distributes the information to security holders is inconsistent with the rule text. Alternatively, if your proxy statement is disseminated prior to the distribution of Dell's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Please furnish a representation from each of the participants acknowledging that:

Dennis J. Block
Greenberg Traurig, LLP
Andrew Langham
Icahn Capital L.P.
August 21, 2013
Page 4

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the above-captioned filing.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 or, in her absence, the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger & Acquisitions